EXHIBIT 99.1

MAG Silver Reports Second Quarter Production From Juanicipio

VANCOUVER, British Columbia, July 27, 2022 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) is pleased to report second quarter (Q2) production of underground development and stope material from the Juanicipio Project (56% / 44% Fresnillo plc (“Fresnillo”) and MAG, respectively). As reported to MAG by the project operator Fresnillo, on a 100% basis, 154,069 tonnes of mineralized material from both underground development and initial stopes were processed during the three months ended June 30, 2022 at an average head grade of 567 silver grams per tonne.

Total Juanicipio production for the quarter, based on provisional estimates before offtake agreement adjustments, totaled 2,372,140 silver ounces and 5,609 gold ounces (MAG’s attributable 44% interest: 1,043,742 silver ounces and 2,468 gold ounces). MAG expects to release its full financial and operational results on August 15, 2022.

Mineralized material from Juanicipio continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo). Approximately 60% of the tonnes processed in Q2 were processed at the Saucito beneficiation plant. The Saucito plant flowsheet better resembles that of the Juanicipio plant and provides valuable metallurgical information as we look forward to production commencement at Juanicipio. The lead (silver-rich) and zinc concentrates produced are treated at market terms under off-take agreements with Met-Mex Peñoles, S.A. de C.V. in Torreón, Mexico.

The revenue from current production, net of processing and treatment charges, is being used to offset initial project capital and sustaining capital cash requirements, reducing the need for capital contributions from Fresnillo and MAG. At the end of the quarter Juanicipio held cash balances of $37m up from $18m at the end of Q1.

Construction of the Juanicipio plant was delivered by Fresnillo on schedule during the fourth quarter of 2021. However, as previously disclosed, the mill commissioning timeline was extended until tie-in approval to the national power grid is obtained from the federal power authorities (see Press Release December 27, 2021). We are pleased to report good progress on the required power system shutdowns to enable the final tie-in of the Juanicipio sub-station to the national power grid, and commencement of electrical commissioning of the plant is expected to occur in the coming weeks.

“We are delighted with the progress reported by the Fresnillo team on the electricity shutdowns that pave the way for the final tie-in to the power grid. Commissioning of the new electrical system is expected over the next few weeks followed by the commissioning of the grinding mills. The rest of the process plant has been fully commissioned and awaits the energizing of the mills. Target ramp-up to 85-90% of nameplate capacity by year end remains within reach,” said George Paspalas, MAG’s President and CEO. “With over 100,000 tonnes of material stockpiled and continued advancement of underground development, the operations team are well positioned to deliver the first concentrates produced from the Juanicipio facility in H2 2022.”

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 40 years of relevant experience focused on ore deposit exploration worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn-in Project in Utah and has recently acquired the Larder Project located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of plant pre-commissioning and commissioning activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com